SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Expedia, Inc.
(Name of Subject Company (Issuer))

Expedia, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

30212P105
(CUSIP Number of Class of Securities)

Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$660,000,000	$70,620

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 30,000,000 outstanding shares of common stock, par value $.001 per share, are being purchased at the maximum possible tender offer price of $22.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the tender offer by Expedia, Inc., a Delaware corporation (“Expedia”), to purchase for cash up to 30,000,000 shares of its common stock, par value $.001 per share, at a price not more than $22.00 nor less than $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 11, 2006 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

2.	Subject Company Information.

(a) Name and Address.  The name of the issuer is Expedia, Inc. The address of the principal executive offices of Expedia, Inc. is 3150 139th Avenue S.E., Bellevue, Washington 98005. The telephone number of the principal executive offices of Expedia, Inc. is (425) 679-7200.

(b) Securities.  The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

3.	Identity and Background of Filing Person.

Expedia, Inc. is the filing person. Expedia, Inc.’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

4.	Terms of the Transaction.

(a) Material Terms.  The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases.  The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans.  The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer”).

7.	Source and Amount of Funds and Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds.  The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions.  The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

10.	Financial Statements.

(a); (b) Financial Information; Pro Forma Information.  Not applicable.

11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Expedia”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.  The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated December 11, 2006
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006
(a)(1)(F)	Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants, dated December 11, 2006
(a)(1)(G)	Direction Form for participants in the Expedia Retirement Savings Plan
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Summary Advertisement, dated December 11, 2006
(a)(5)(B)	Letter from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to stockholders of Expedia, Inc., dated December 11, 2006
(a)(5)(C)	Press release, dated December 8, 2006
(b)(1)	Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, Inc., a Nevada corporation, Hotels.com, a Delaware corporation, and Hotwire, Inc., a Delaware corporation, as Borrowers; the Lenders party thereto; Bank of America, N.A., as Syndication Agent; Wachovia Bank, N.A. and The Royal Bank of Scotland PLC, as Co-Documentation Agents; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(1)
(b)(2)	First Amendment, dated as of December 7, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent
(d)(1)	Expedia, Inc. Non-Employee Director Deferred Compensation Plan(2)
(d)(2)	Expedia, Inc. 2005 Stock and Annual Incentive Plan(3)
(d)(3)	Summary of Expedia Non-Employee Director Compensation Arrangements(2)
(d)(4)	Stockholders Agreement between Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)
(d)(5)	Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)
(d)(6)	Separation Agreement, dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)
(d)(7)	Tax Sharing Agreement dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)
(d)(8)	Form of Expedia, Inc. Restricted Stock Unit Agreement (directors)(4)
(d)(9)	Expedia Executive Deferred Compensation Plan, effective as of August 9, 2005(5)
(d)(10)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Dara Khosrowshahi, dated as of March 7, 2006(6)
(d)(11)	Employment Agreement by and between Michael Adler and Expedia, Inc., effective as of May 16, 2006(7)
(d)(12)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Michael B. Adler, effective as of May 16, 2006(7)
(d)(13)	Employment Agreement by and between Burke Norton and Expedia, Inc., effective October 25, 2006(7)
(d)(14)	Expedia, Inc. Restricted Stock Unit Agreement (First Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)
(d)(15)	Expedia, Inc. Restricted Stock Unit Agreement (Second Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)
(d)(16)	Form of Expedia, Inc. Restricted Stock Unit Agreement (domestic employees)(7)

(d)(17)	Equity Warrant Agreement for Warrants to Purchase up to 14,590,514 Shares of Common Stock expiring February 4, 2009, between Expedia, Inc. and The Bank of New York, as Equity Warrant Agent, dated as of August 9, 2005(8)
(d)(18)	Stockholder Equity Warrant Agreement for Warrants to Purchase up to 11,450,182 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)
(d)(19)	Optionholder Equity Warrant Agreement for Warrants to Purchase up to 1,558,651 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)
(d)(20)	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018(7)
(d)(21)	Registration Rights Agreement dated August 21, 2006 by and among Expedia, Inc., the Subsidiary Guarantors listed therein, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the initial purchasers of Expedia, Inc.’s 7.456% Senior Notes due 2018(7)
(d)(22)	Expedia Retirement Savings Plan
(d)(23)	Trust Agreement between Expedia, Inc. and Fidelity Management Trust Company, dated as of August 15, 2005, relating to the Expedia Retirement Savings Plan
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on July 14, 2005

(2)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-4/A (File No. 333-124303-01) filed on June 13, 2005

(3)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-8 (File No. 333-127324) filed on August 9, 2005

(4)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

(5)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on December 20, 2005

(6)	Incorporated by reference to Expedia, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(7)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(8)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form 8-A/A filed on August 22, 2005

13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPEDIA, INC.

By:	/s/ Burke F. Norton
Name: Burke F. Norton

Title:	Executive Vice President, General Counsel & Secretary

Dated: December 11, 2006

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 11, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 11, 2006.
(a)(1)(F)	Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants, dated December 11, 2006.
(a)(1)(G)	Direction Form for participants in the Expedia Retirement Savings Plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated December 11, 2006.
(a)(5)(B)	Letter from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to stockholders of Expedia, Inc., dated December 11, 2006.
(a)(5)(C)	Press release, dated December 8, 2006.
(b)(1)	Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, Inc., a Nevada corporation, Hotels.com, a Delaware corporation, and Hotwire, Inc., a Delaware corporation, as Borrowers; the Lenders party thereto; Bank of America, N.A., as Syndication Agent; Wachovia Bank, N.A. and The Royal Bank of Scotland PLC, as Co-Documentation Agents; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(1)
(b)(2)	First Amendment, dated as of December 7, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent
(d)(1)	Expedia, Inc. Non-Employee Director Deferred Compensation Plan(2)
(d)(2)	Expedia, Inc. 2005 Stock and Annual Incentive Plan(3)
(d)(3)	Summary of Expedia Non-Employee Director Compensation Arrangements(2)
(d)(4)	Stockholders Agreement between Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)
(d)(5)	Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(4)
(d)(6)	Separation Agreement, dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)
(d)(7)	Tax Sharing Agreement dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(4)
(d)(8)	Form of Expedia, Inc. Restricted Stock Unit Agreement (directors)(4)
(d)(9)	Expedia Executive Deferred Compensation Plan, effective as of August 9, 2005(5)
(d)(10)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Dara Khosrowshahi, dated as of March 7, 2006(6)
(d)(11)	Employment Agreement by and between Michael Adler and Expedia, Inc., effective as of May 16, 2006(7)
(d)(12)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Michael B. Adler, effective as of May 16, 2006(7)
(d)(13)	Employment Agreement by and between Burke Norton and Expedia, Inc., effective October 25, 2006(7)

(d)(14)	Expedia, Inc., Restricted Stock Unit Agreement (First Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)
(d)(15)	Expedia, Inc. Restricted Stock Unit Agreement (Second Agreement) between Expedia, Inc. and Burke Norton, dated as of October 25, 2006(7)
(d)(16)	Form of Expedia, Inc. Restricted Stock Unit Agreement (domestic employees)(7)
(d)(17)	Equity Warrant Agreement for Warrants to Purchase up to 14,590,514 Shares of Common Stock expiring February 4, 2009, between Expedia, Inc. and The Bank of New York, as Equity Warrant Agent, dated as of August 9, 2005(8)
(d)(18)	Stockholder Equity Warrant Agreement for Warrants to Purchase up to 11,450,182 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)
(d)(19)	Optionholder Equity Warrant Agreement for Warrants to Purchase up to 1,558,651 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(8)
(d)(20)	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018(7)
(d)(21)	Registration Rights Agreement dated August 21, 2006 by and among Expedia, Inc., the Subsidiary Guarantors listed therein, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as representatives of the initial purchasers of Expedia, Inc.’s 7.456% Senior Notes due 2018(7)
(d)(22)	Expedia Retirement Savings Plan
(d)(23)	Trust Agreement between Expedia, Inc. and Fidelity Management Trust Company, dated as of August 15, 2005, relating to the Expedia Retirement Savings Plan
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on July 14, 2005

(2)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-4/A (File No. 333-124303-01) filed on June 13, 2005

(3)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-8 (File No. 333-127324) filed on August 9, 2005

(4)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

(5)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on December 20, 2005

(6)	Incorporated by reference to Expedia, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(7)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(8)	Incorporated by reference to Expedia, Inc.’s Registration Statement on For 8-A/A filed on August 22, 2005